United States securities and exchange commission logo





                              August 5, 2021

       Stephen C. Smith
       Chief Executive Officer
       Seaport Global Acquisition Corp
       360 Madison Avenue, 20 th Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 8, 2021
                                                            File No. 001-39741

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A Filed July 8, 2021

       Summary of the Proxy Statement
       Structure of the Business Combination, page 2

   1.                                                   Please revise to add
the following points to this section:
                                                            SGAC will acquire
certain newly issued Redbox Common Units in exchange for a
                                                            cash contribution,
which proceeds will be used to reduce existing indebtedness and
                                                            fund Redbox   s
balance sheet for certain general corporate purposes; and
                                                            The Redbox LLCA
will provide Parent the right to surrender its retained Redbox
                                                            Common Units to
Redbox, together with the cancellation of an equal number of shares of Class B
common stock, in exchange for cash or Class A common stock, par value $0.0001 per
share, of SGAC.

                                                        In addition, please
quantify the "cash contribution" that will be used to reduce existing
 Stephen C. Smith
Seaport Global Acquisition Corp
August 5, 2021
Page 2
         indebtedness and fund Redbox's balance sheet for certain general corporate purposes and quantify the value of the total Class B common stock in exchange for Class A common stock, based on recent trading prices.
Risks Relating to Redbox's Business, page 17

2. Where you discuss the indebtedness of Redbox, please disclose the total principal value of your outstanding debt, including capital leases, as of the most recently completed fiscal quarter.
Comparative Share Information, page 24

3. We note the comparative share information included in this section assumes two redemption scenarios. Please revise to show a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
4. Please present historical and pro forma net income (loss) attributable to common shareholders that was used to determine the historical and pro forma earnings (loss) per share amounts for the year ended December 31, 2020 and the three months ended March
         31, 2021 for Seaport Global Acquisition Corp., Redwood Intermediate, LLC and the
         combined entities on a pro forma basis under each redemption scenario.
5. Please present the historical and pro forma book value per share amounts for the three months ended March 31, 2021 for Seaport Global Acquisition Corporation and Redwood
         Intermediate, LLC, and the combined entities on a pro forma basis under each redemption scenario.
6. Footnote (2) to the table indicates that weighted average shares and basic and diluted net earnings (loss) per share have been restated. Please revise to indicate which entities' financial information has been restated and for which periods presented. Also, include a cross-reference to where the restatements are discussed elsewhere in the filing.
Risk Factors, page 26

7. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify how stock trading
FirstName LastNameStephen C. Smith
       prices would impact the company in redeeming public warrants. Please clearly explain
Comapany    NameSeaport
       the steps,           Global
                  if any, the      Acquisition
                              company  will takeCorp
                                                 to notify all shareholders,
including beneficial
       owners,  regarding
August 5, 2021 Page 2       when the warrants  become   eligible for
redemption.
FirstName LastName
 Stephen C. Smith
FirstName  LastNameStephen  C. Smith
Seaport Global Acquisition Corp
Comapany
August     NameSeaport Global Acquisition Corp
       5, 2021
August
Page 3 5, 2021 Page 3
FirstName LastName
Risks Relating to SGAC and the Business Combination
"Directors of SGAC have potential conflicts of interest...", page 46

9. Please highlight the risk that the SGAC sponsor and affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
10. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
"Existing stockholders will experience significant dilution as a result of the business combination...", page 49

11. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
"SGAC will be a 'controlled company' within the meaning of the rules of Nasdaq...", page 59

12. Please disclose the impact that the Class B common stockholders have on your status as a controlled company. In particular, please address:
             the controlling shareholder's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
             the dual-class shares may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest; and
             any exceptions to provisions requiring mandatory conversion of Class B common stock upon the transfer.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 65

13. In the table on the bottom of page 66, you disclose that total shares outstanding after the merger under both the no redemptions and maximum redemptions scenarios will include
         32,770,000 Redbox Rollover Shares. Please explain how you determined the number of
         Redbox Rollover Shares as this entity's March 31, 2021 balance sheet indicated the
         Company had 31,174,806 shares outstanding at this date.
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FirstName  LastNameStephen  C. Smith
Seaport Global Acquisition Corp
Comapany
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Pro Forma Condensed Combined Balance Sheet, page 68

14. Please revise your pro forma balance sheet so that each adjustment included therein is separately disclosed on the face of the pro forma balance sheet. For example you combine several adjustments into a single amount for purposes of your adjustments to accrued and other current liabilities and retained earnings (accumulated deficit). Please revise to separately disclose on the face of the balance sheet the amounts of each pro forma adjustment effecting these line items.
Pro Forma Condensed Combined Statement of Operations, page 69

15. Please revise your pro forma condensed combined statements of operations for each period presented to disclose the historical weighted average shares, basic and diluted, and basic and diluted earnings (loss) per share for each entity. Refer to Rule 11-02(a)(9)(i) of
         Regulation S-X.
16. Please revise the pro forma condensed combined statements of operations for each period presented to disclose pro forma basic and diluted net income per share attributable to the controlling interests along with the number of shares used to compute the per share amounts under both the no redemptions and maximum redemptions scenarios. Refer to the guidance in Rule 11-02(a)(9)(i) of Regulation S-X. Footnote disclosures should also be provided explaining how the shares used in calculating such amounts were calculated or determined.
Notes to Unaudited Condensed Combined Financial Information
Note 2. Transaction Accounting Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31,
2021, page 71

17. Referencing notes (C) and (M), we note that you reflect adjustments on your pro forma balance sheet at March 31, 2021 to give effect to estimated transaction costs of approximately $8 million including advisory, banking, printing, legal, and accounting fees, which is expected to be incurred in relation to the business combination as a reduction of cash and additional paid-in capital. Transaction accounting adjustments to the balance sheet and their related impacts should be reflected on the pro forma condensed statements of operations as if the transaction occurred on January 1, 2020. Please revise your pro forma condensed statement of operations for the year ended December 31, 2020 to include a pro forma adjustment for these transaction costs pursuant to Rule 11-
         02(a)(6)(i)(B) of Regulation S-X or explain why you do not believe this is appropriate.
18. Refer to footnote (D) - Please disclose the nature of the additional $63.6 million pro forma adjustment to long-term debt under the maximum redemption scenario. Also, please explain how the amount of this adjustment was determined.
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FirstName  LastNameStephen  C. Smith
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Comapany
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19. Refer to footnote (G) under the maximum redemption scenario - Please explain how the amount of this adjustment was calculated or determined and disclose all of the components of this adjustment. Also, please revise your disclosure to explain how this adjustment was determined to meet the Minimum Cash Condition of $86 million required to close on the transaction since you will only have $36 million in cash on your pro forma balance sheet following this pro forma adjustment.
20. Refer to note (I) - Please revise your disclosure to explain how the amount was determined for the reclassification of 12,286,848 Class A common shares subject to redemption to permanent equity for the no redemptions scenario. Also, it appears there is language omitted after 'reclassification of 12,286,848' that needs to be revised to indicate that Class A shares common shares were reclassified. Please advise or revise.
21. Please revise footnote (N) to explain the nature of the pro forma adjustments being made to other long-term liabilities under the no redemptions and maximum redemptions scenarios and explain how the amounts of each of these adjustments were
         determined.
22. Refer to note (Q) - Please revise to disclose the various components of pro forma adjustment (Q) under both the no redemptions and maximum redemptions scenarios, including accrued interest, deferred taxes, interest expense and deferred financing fees.
         Also, revise to disclose how each component of this adjustment was calculated or determined.
23. Refer to footnote (L) - Please revise the notes to the pro forma information to explain how the amounts of the pro forma adjustments to non-controlling interests under the no redemptions and maximum redemptions scenarios were calculated or determined.
24. Refer to footnote (M) - Please explain how the amount of this pro forma adjustment to additional paid-in-capital under the "maximum redemption" scenario was calculated or determined. If there are multiple components to this pro forma adjustment, please provide this disclosure for each component.
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of
Operations
For the Three Months Ended March 31, 2021 and the Year Ended December 31, 2020, page 74

25. Refer to footnote (CC) - Please revise your disclosure to break out the components of the pro forma adjustment to eliminate the historical expenses related to Redbox debt and explain the difference in the amounts under the maximum and minimum redemption scenarios. Also, explain the significant assumptions used to calculate or determine each component of the pro forma adjustments under each scenario.
26. Refer to footnote (DD) - Please revise to disclose how you determined or calculated the adjustment for income taxes in the pro forma statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 under the no redemption and maximum redemption scenarios.
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FirstName  LastNameStephen  C. Smith
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Comapany
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27. Refer to footnote (EE) - Please revise to disclose the calculation of the allocation of the net loss attributable to SGAC and to the non-controlling interests of Redwood
         Intermediate LLC (Redwood) due to the retained units held by the minority shareholders of the Sellers for the three months ended March 31, 2021 and the year ended December
         31, 2020. Your revised disclosure should clearly explain how pro forma adjustment (EE)
         under both scenarios and for both periods presented was calculated or determined.
Background of the Business Combination, page 100

28. Please describe, in detail, how you came into contact with the initial 20 potential target entities and how you narrowed the options to "over a dozen" potential target entities. To the extent you were in contact with other entities while pursuing a business combination with Redbox, please revise to state as much. Also, please revise to include the name of the financial advisory group that introduced SGAC's Chief Executive Officer to Redbox.
29. Please summarize RAR's rationale for a de-SPAC transaction and highlight why SGAC was specifically suited for the transaction. Also, please summarize the material points of discussion among SGAC's executives and board for a potential transaction with RAR.
30. Please provide the names of the public companies and valuations used to determine the initial valuation in the letter of intent for Redbox, which set the initial valuation at $638 million. Please disclose who prepared such valuations. Please also summarize the basis for the revised letter of intent including the basis of the proposed valuation, the additional
         terms providing for the transaction to be structured as an    Up-C
transaction, including
         the requirement that the parties enter into a tax receivable agreement, and certain terms relating to registration rights, lock-up periods and other terms customarily included in a transaction such as the business combination. Finally, please disclose the remaining key open terms of the letter and summarize the negotiation points in subsequent drafts of the letter.
31. We note that SGAC hired B. Riley Advisory Services to perform a due diligence and quality of earnings review of RAR, which was provided to SGAC's executives and its board of directors prior to SGAC's board approval of the Business Combination
         Agreement. Accordingly, please provide the relevant information as required by Item
         1015(b) of Regulation M-A.
SGAC's Board of Directors' Reasons for Approval of the Business Combination, page 103

32. Please elaborate further on the Redbox model "significant barriers to entry" that the board considered in approving the business combination.
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Comapany
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33. We note that the SGAC board contemplated "the possibility of litigation challenging the business combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the business combination" when approving the business combination. To the extent there is any known or existing litigation, please revise to state as much.
34. Please clarify whether the uncertainties and risk and other potentially negative factors
         concerning the business combination SGAC   s board of directors
considered included the
         amount of Redbox's debt, which was approximately $344 million as of March 31, 2021, and the trailing three-year trend in Redbox's revenues, which has been decreasing.
Comparable Company Analysis, page 107

35. We note that "SGAC management selected core peers among publicly-traded companies it viewed as most similar to the business of Redbox and media and entertainment generally"
         and "[f]or additional context, SGAC   s management also compared its
valuation of Redbox
         relative to companies in similar but tangential sectors, but it did not view such companies as core to its valuation." Please disclose which companies that SGAC management selected as "core peers" and which were considered to be "in similar but tangential sectors."
Interests of Certain Persons in the Business Combination, page 109

36. Please disclose the total approximate dollar value of the Sponsor's ownership interest based on the transaction value and recent trading prices as compared to the price paid.
         Also, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Please provide similar disclosure for the company   s
officers and
         directors, if material.
Redemption Rights, page 112

37.      We note that SGAC   s officers, directors and the initial stockholders
entered into a letter
         agreement, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination. Please describe any consideration provided in exchange for this agreement.
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FirstName  LastNameStephen  C. Smith
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Comapany
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Proposal No. 2 -- The Charter Amendment Proposal, page 115

38. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Information About Redbox, page 151

39. We note your statement that "Redbox provides unmatched customer value with new release movie disc rentals priced at $2 or less a night, which is about one-third of the cost of a digital rental." Please disclose the average cost of new release movie disc rentals by your competitors. Please also disclose the cost of new release movie rentals via Redbox
         On Demand.
Redbox Competitive Strengths, page 153

40. We note your statement that "[a]t $2.00 or less a night for a new release movie rental,
         Redbox provides one of the best values in entertainment, especially when compared to the typical price of $5.99 for a digital rental of the same title. This is a clear differentiator, especially for value conscious consumers. Customers are usually able to access these movies 80 to 120 days before they become available on subscription streaming platforms which require monthly subscription fees ranging from $5.00 to $15.00 a month depending on the provider. In addition, the majority of those major studio titles will not go to
         Netflix." We also note statements that Redbox    is an established
brand,    a    leading
         service provider,    provides its customers    with the best value in
entertainment and most
         choice in how they consume it,    and    provides unmatched customer
value.    Please
         provide supplemental support for these statements or revise to characterize them as
         management   s beliefs.
41. We note your statement that "[a]s a result of the price point and retail distribution channels, Redbox has attracted a unique customer base. 71% of the
Company   s customers
         self-identify as 'deal hunters,' and Redbox customers have been slower to fully transition to digital. Approximately 70% of the customer base identifies as later adopters of technology and over-indexes on traditional cable TV spend. This unique customer base provides Redbox a great opportunity to tailor its digital products to serve their specific needs as they make a shift to digital over time." Please provide supplemental support for these figures. To the extent any report was prepared in connection with this proxy statement, please provide the information required by Item 1015(b) of Regulation M-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Redbox Digital Business, page 158

42.      You disclose that Redbox is undergoing a significant expansion and digital
         transformation and is rapidly expanding its Redbox Digital Business (Digital Business).
         However, your segment results and discussion highlight a significant decline in the
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Comapany
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         revenues from your Redbox Legacy Business due to the COVID-19 pandemic's impact on movie rentals including the significant decline in new movie releases and theatre closures, which also impacted the Digital Business segment. Please expand the discussion of your
         Digital Business to address the significant economic changes faced due to the pandemic's impact, trends, uncertainties, and challenges faced from larger competitors in the on-
         demand movie industry which impacted Redbox's revenues and income from operations.
         In your discussion, please expand to discuss the trend for movie studios, producers, and streaming services, including Disney, HBO, Netflix and Prime Video, and theater chains, to directly stream their new movies on their own platforms. Refer to Item
         303(b)(2)(i) through (iii) of Regulation S-K.
Results of Operations for the Three Months Ended March 31, 2021 and 2020
Three months ended March 31, 2021 compared to the three months ended March 31, 2020
Net Revenue and Operating Income (Loss), page 163

43. Please quantify in your discussion the key drivers of the variances in net revenues and income from operations for known trends, uncertainties, and economic events that have negatively impacted your financial results for the three month period ended March 31,
         2021 as compared to the corresponding prior year period. In your discussion, consider quantifying changes in movie rental volume and prices which impacted your legacy kiosk movie rental business and growth in your On-Demand service offerings. Comply with this comment in your Segment Discussion on pages 164 and 167, and in your discussion and analysis of the results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 on page 166. Refer to Item 303(b)(2)(i) through
         (iii) of Regulation S-K.
Redbox Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 171

44. Please disclose in further detail how you intend to meet your working capital needs and other financial obligations, including capital expenditures and the interest due on your long-term debt based on your current financial condition. You disclose that the company's ability to meet operating cash requirements and maintain sufficient liquidity is based on a return to positive operating cash flows and the ability to draw on the Term B Revolving
         Credit Facility. Please expand your disclosure to discuss the availability of additional financing from New Outerwall to meet working capital needs and satisfy other financial obligations, other possible sources of additional external and internal financing, and the availability of unused credit facilities. Refer to Item 303(b)(1)(i) of Regulation S-K.
Critical Accounting Policies
Goodwill Impairment, page 176

45. Please provide information to enable investors to assess the probability of future goodwill
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         impairment charges. For example, please disclose whether your Legacy Business reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing.
         If your Legacy Business reporting unit is at risk of failing or does not exceed the carrying value by a substantial percentage, you should disclose:

                the percentage by which fair value exceeded carrying value at the date of the most recent test;
                the amount of goodwill allocated to the reporting unit;
                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events, changes in your business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Beneficial Ownership of Securities, page 199

46. We note your statement that "[a]fter the business combination, all directors and executive officers of SGAC as a group will have an approximately 3.2% indirect economic interest in Parent, assuming no redemptions." Please provide additional information on the indirect economic interest in the Parent. To the extent that any right to acquire beneficial ownership will occur within 60 days, please revise the table to reflect this information.
47.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Certain Relationships and Related Party Transactions
Redbox's Related Party Transactions, page 205

48. We note that you disclose various transactions between Redbox and its affiliates on pages
         205 and 206 of your filing. Please revise Note 13 to Redwood Intermediate LLC's audited financial statements to disclose the nature and significant terms of these related party transactions. Refer to the guidance in ASC 850-10-50. Alternatively, please explain why you do not believe additional disclosures are required.
Redwood Intermediate, LLC and Subsidiaries Interim Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 14. Subsequent Events, page F-57

49. Your disclosure on page F-57 indicates that in connection with the Company's impending business combination and restructuring, on June 29, 2021, the Company and New
         Outerwall, its parent, determined that it was no longer probable that the income tax payable balances of the Company to New Outerwall would be paid. As a result, the
         Company recorded an entry to reduce accrued and other current liabilities by $15.8
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         million and to increase additional paid-in capital by this same amount. As this appears to be an autonomous entity adjustment as such term is described in Rule 11-01(a)(7) of
         Regulation S-X, please revise the pro forma balance sheet on page 68 to give pro forma effect to this adjustment or explain why you do not believe this is required. Refer to the guidance in Rule 11-02(a)(6)(ii) of Regulation S-X. Also, the notes to the pro forma balance sheet should be revised to explain the nature of this adjustment and how it was determined.
Redwood Intermediate, LLC Consolidated Audited Financial Statements
For the Years Ended December 31, 2020, 2019 and 2018
Notes to Audited Consolidated Financial Statements
Note 4. Goodwill and Other Intangible Assets, page F-70

50. Given the decline in revenues experienced during 2020 and the three months ended March
         31, 2021 as compared to the comparable periods of the prior years, please explain in further detail how you considered the potential impairment to Redbox's goodwill and other intangible assets including contracts with retailors, trade names, contactable customer lists and developed technology. As part of your response, please explain how you considered the declining financing performance of Redbox's Legacy Business, the negative impact of the COVID-10 pandemic on physical movie rentals, the significant decline in new movie releases in 2020, and the company's transformation to digital platforms in your most recent impairment analysis. Refer to ASC 350-20-35 and 350-30-
         35, as applicable. Also, please explain whether you considered revising the useful lives of your discrete classes of definitive lived intangible assets based on the negative factors cited above. Explain how you considered the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, and expected changes in distribution channels) described in ASC
         350-30-35-3 in determining the appropriateness of the useful lives currently being used for your definitive lived intangible assets in your response.
Note 6. Debt, page F-72

51. Your disclosure on page F-84 that indicates that New Outerwall, your parent, provided you with a Term B-2 Loan under the Fourth Amendment to your Credit Agreement implies that the lender for your Term B Credit Facility and Revolving Credit Facility may
         be a related party. Please tell us whether the lender under these debt arrangements is an affiliate of Redbox. If so, please revise Note 6 to disclose the nature of the related party relationship. Refer to ASC 850-10-50.
52. Your disclosure in the first risk factor on page 44 indicates that your credit agreement contains restrictions on your ability to pay dividends or make distributions in respect of, or repurchase or redeem capital stock or make other restricted payments. Please revise the notes to your financial statements to explain the nature and terms of the restrictions on your ability to pay dividends. Refer to the guidance in Rule 4-08(e) of Regulation S-X.
 Stephen C. Smith
Seaport Global Acquisition Corp
August 5, 2021
Page 12
General

53. We note that your Proposed Charter and Warrant Agreement contain exclusive forum provisions. With respect to your Proposed Charter, we note that Section
11.1 provides
      that unless you consent in writing to the selection of an alternative forum, the Court of
      Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder claims. Your exclusive forum provision also provides that the exclusive forum provision will not apply to claims brought under the Exchange Act and that there is an exclusive federal forum in the federal district courts of the United States of America for any claim brought under the Securities Act. However, your risk factor disclosure on page
      60 states that your exclusive forum provision (the Court of Chancery of the State of
      Delaware) will apply to Securities Act claims. Please revise to reconcile this inconsistency. Additionally, please revise to address any risks and impact on investors, such as increased costs to bring a claim and that that these provisions can discourage claims or limit inventors' ability to bring a claim in a judicial forum that they find favorable. Please also address any uncertainty about enforceability, including whether a court would enforce the provision. Finally, please revise your Description of Securities disclosure on page 207 to include a description of your exclusive forum provision. With respect to the exclusive forum provision in your Warrant Agreement, please revise to include a risk factor that address the material risks associated with this provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen C. Smith
                                                            Division of
Corporation Finance
Comapany NameSeaport Global Acquisition Corp
                                                            Office of Trade &
Services
August 5, 2021 Page 12
cc:       Frank Lopez
FirstName LastName